LION LAND BERHAD (415-D)

A Member of The Lion Group

02069003

27 November 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL RECEIVED
DEC 03 2002
WASH. D.C. 180 SECTION

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad ("LLB") under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 26 November 2002, Re: Notice of Seventy-Second Annual General Meeting;

2) Announcement dated 26 November 2002 on Entitlements (Notice of Book Closure), and

3) 2 copies of the 2002 Annual Report of LLB.

Please contact the undersigned if you have any queries.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 1/13

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.

Form Version 2.0

General Announcement

Ownership transfer to LLB on 26-11-2002 05:57:48 PM
Reference No LL-021126-71ABE

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Notice of Seventy-Second Annual General Meeting

* **Contents :-**

NOTICE IS HEREBY GIVEN that the Seventy-Second Annual General Meeting of LION LAND BERHAD will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 2.00 pm for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2002. **Resolution 1**

2. To approve the payment of a first and final dividend of 0.1% less 28% Malaysian Income Tax. **Resolution 2**

3. To approve the payment of Directors' fees amounting to RM104,000 (2001: RM98,000). **Resolution 3**

4. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin **Resolution 4**
   Mr Cheng Yong Liang **Resolution 5**

5. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **Resolution 6**

6. Special Business

   To consider and if thought fit, pass the following resolution as an ordinary resolution:

LION LAND BERHAD (415-D)

Secretary

26 NOV 2002

Ordinary Resolution – Authority to Directors to issue shares

"That pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **Resolution 7**

7. To transact any other business for which due notice shall have been given.

DIVIDEND ENTITLEMENT

NOTICE IS ALSO HEREBY GIVEN that a depositor shall qualify for entitlement to the dividend only in respect of:

a) shares deposited into the depositor's securities account before 12.30 pm on 18 December 2002 in respect of shares exempted from mandatory deposit;

b) shares transferred into the depositor's securities account before 12.30 pm on 20 December 2002 in respect of ordinary transfers; and

c) shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

The dividend, if approved, will be paid on 31 December 2002 to shareholders on the Register of Members and the Record of Depositors of the Company at the close of business on 20 December 2002.

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BT ABDULLAH @ TAN WEE LI
Secretaries

Kuala Lumpur
26 November 2002

Notes:

1. Proxy

- A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or the hand of an officer or an attorney duly authorised.

- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public,

LION LAND BERHAD (415-D)

consul or magistrate.

- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.

2. Resolution 7 - Authority to Directors to issue shares

This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

....
Secretary

26 NOV 2002

Form Version 2.0

Entitlements (Notice of Book Closure)

Ownership transfer to LLB on 26-11-2002 05:57:48 PM
Reference No LL-021126-6C888

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Land Berhad**
*	Stock name	: **LIONLND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

*	Entitlement date	:**20-12-2002**
*	Entitlement time	:**05:00:00 PM**
*	Entitlement subject	:**First and Final Dividend**
*	Entitlement description	

First and Final Dividend of 0.1% less 28% Malaysian Income Tax

Period of interest payment	: to
Financial Year End	:**30-06-2002**
Share transfer book & register of members will be closed from	: to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no
Secretarial Communications Sdn Bhd
Level 47, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur
Tel. Nos.: 03-21622155, 03-21613166

	Payment date	:**31-12-2002**
	A depositor shall qualify for the entitlement only in respect of:	
*	a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers	:**20-12-2002**
	b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:**18-12-2002**

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

	Number of new shares/securities issued (units) (If applicable)	:
*	Entitlement indicator	○ **Ratio** ○ **RM** ● **Percentage**
*	Entitlement in percentage (%)	:**0.1**
	Remarks	

LION LAND BERHAD (415-D)

Secretary

26 NOV 2002